April 5, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Heather Clark and Kevin Woody

Re:	Vishay Intertechnology, Inc. Form 10-K for the Year Ended December 31, 2021 Filed February 23, 2022 File No. 001-07416

Dear Ms. Clark and Mr. Woody:

This letter sets forth the response of Vishay Intertechnology, Inc. ("Vishay" or the "Company") to the comment letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), dated March 29, 2022, regarding the Company's Form 10-K for the fiscal year ended December 31, 2021 (the "Form 10-K").  For your convenience, we have incorporated the Staff's comment into this response letter below, and the Company's response thereto is set forth after the comment.

Form 10-K for the Year Ended December 31, 2021

Financial Statements
Notes to Consolidated Financial Statements
Note 15  Segment and Geographic Data, page F-45

1.
We note your presentation of more than one profit measure for each of your reportable segments: gross profit and segment operating income.  We further note that you consider segment operating income to be the more important metric.  ASC 280-10-50-22 requires disclosure of a single measure of segment profit and ASC 280-10-50-28 indicates that when more than one segment profit measure is utilized the one with the measurement principles most consistent with GAAP becomes the segment measure of profit or loss.  Please revise all applicable disclosures within your filing to present only that single measure of segment profit or loss for each segment and reconcile to your consolidated income measure as required by ASC 280-10-50-30b.  In addition, please note that additional segment profit or loss measures may be presented outside of your financial statements and footnotes as non-GAAP measures.

Response:  The Company acknowledges the Staff’s comment and will revise future filings to present only segment operating income as its measure of segment profit or loss within its segment disclosures in its consolidated financial statements.

The Company’s Chief Operating Decision Maker uses segment operating income to make decisions, allocate resources, and assess performance, and the Company thus considers segment operating income to be its measure of segment profit or loss.

The Company did not intend for the disclosure of segment gross profit, which is a component of segment operating income, to be a second measure of segment profit or loss, but rather supplemental information useful to explain changes in gross profit for the Company as a whole.  Accordingly, the Company will continue to analyze gross profit by segment, which is calculated in accordance with GAAP, within Management’s Discussion and Analysis.

63 Lancaster Ave., Malvern, PA 19355

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Please do not hesitate to contact me at (610) 644-1300 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Sincerely,

/s/ Lori Lipcaman
Lori Lipcaman
Executive Vice President
Chief Financial Officer
Vishay Intertechnology, Inc.

63 Lancaster Ave., Malvern, PA 19355